UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv 6473307, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2014, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On November 12, 2014, the Company issued a press release announcing the filing of its financial results for the nine months ended September 30, 2014 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
Condensed Consolidated Balance Sheets
U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	As of September 30, 2014	As of December 31, 2013
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$35,342	$137
Other accounts receivable	67	16
Total current assets	35,409	153

Property and equipment, net	775	13

Total assets	$36,184	$166

Liabilities and Stockholders' Deficiency

Current liabilities
Trade payables	$1,997	$1,355
Other accounts payable	568	334
Total current liabilities	2,565	1,689

Long-term liabilities
Related parties	368	428
Total long-term liabilities	368	428

Stockholders' equity (deficiency):
Ordinary shares par value NIS 0.01 per share;
Authorized 50,000,000; Issued and outstanding: 11,100,453 shares as of September 30, 2014	32	-
Ordinary shares par value $1 per share; Authorized 50,000 shares; Issued and outstanding: 9,739 shares as of December 31, 2013	-	10
Additional paid-in capital	67,985	25,681
Accumulated deficit	(34,766)	(27,642)
Total stockholders' equity (deficiency)	33,251	(1,951)

Total liabilities and stockholders' equity	$36,184	$166

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
Condensed Consolidated Statements of Operations
U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	Period from February 3 to September 30, 2014	Period from January 1 to February 2, 2014		Nine months ended September 30, 2013
	Unaudited	Unaudited		Unaudited
Research and development expenses	$5,037	$501		$1,873
General and administrative expenses	1,436	114		333
Capital loss	-	-		10
Total operating expenses	6,473	615		2,216
Financial expenses, net	27	9		4
Operating loss before income taxes	$6,500	$624		$2,220
Taxes on income	-	-		2
Net loss	$6,500	$624		$2,222
Basic and diluted net loss per share	$0.62	$0.09		$0.44
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	10,467,361	7,099,731	(*)	4,955,837	(*)

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
Condensed Consolidated Statements of Changes in Stockholders’ Equity
U.S. Dollars in thousands, except share data and per share data

			Additional
	Ordinary shares		paid-in	Accumulated
	Shares	Amount	capital	Deficit	Total
	(Unaudited)
Predecessor Balance - December 31, 2013	9,739	$10	$25,681	$(27,642)	$(1,951)
Stock based compensation	-	-	40	-	40
Net loss	-	-	-	(624)	(624)
Predecessor Balance - February 2, 2014	9,739	10	25,721	(28,266)	(2,535)

Successor
Reorganization and stock split (*)	7,099,731	20	25,711	(28,266)	(2,535)
Issuance of ordinary shares in February 2014	560,224	2	1,998	-	2,000
Issuance of ordinary shares upon initial public offering, net in March 2014 (**)	3,263,010	9	39,847	-	39,856
Cashless exercise of options	177,488	1	(1)	-	-
Stock based compensation	-	-	430		430
Net loss	-	-		(6,500)	(6,500)
Successor Balance – September 30, 2014	11,100,453	$32	$67,985	$(34,766)	$33,251

 (*) See also Note 1.

(**) Net of offering costs in the amount of $4,204.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
Condensed Consolidated Statements of Cash Flows
U.S. Dollars in thousands, except share data and per share data

	Successor	Predecessor
	Period from February 3 to September 30, 2014	Period from January 1 to February 2, 2014	Nine months ended September 30, 2013
	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities
Net loss for the year	$(6,500)	$(624)	$(2,222)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7	1	3
Capital loss from sale of property and equipment	-	-	10
Stock based compensation expense	430	40	76
Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable	(325)	274	(69)
Increase (decrease) in trade payables	(348)	240	577
Increase (decrease) in other accounts payable	(138)	292	(4)
Increase in related parties	19	1	14
Net cash provided by (used in) operating activities	(6,855)	224	(1,615)

Cash Flows from Investing Activities
Purchase of property and equipment	(20)	-	-
Proceeds from sale of property and equipment	-	-	3
Net cash provided by (used in) investing activities	(20)	-	3

Cash Flows from Financing Activities
Repayments of short term loan from bank			(20)
Issuance of convertible notes	-	-	1,165
Issuance of ordinary shares	2,000	-	-
Issuance of ordinary shares upon IPO, net (*)	39,856	-	-
Net cash provided by (used in) financing activities	41,856	-	1,145

Increase (decrease) in cash and cash equivalents	34,981	224	(467)
Cash and cash equivalents at the beginning of the Period	361	137	718
Cash and cash equivalents at the end of the Period	$35,342	$361	$251

Non-Cash Activity
Purchase of fixed assets against increase in trade account payable	$750	-	-

(*) Net of offering expenses in the amount of $ 4,204.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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GALMED PHARMACEUTICALS LTD.
Notes to Condensed Consolidated Financial Statements

U.S. Dollars in thousands, except share data and per share data

Note 1 –Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company” or the “Successor”), an Israeli company, was formed on July 31, 2013. On February 2, 2014, upon a pre-ruling from the Israeli Tax Authorities, the Company underwent a reorganization (the "Reorganization"), pursuant to which all of Galmed Holdings Inc.'s business, including its subsidiary's shares and net assets, was transferred to the Company. This Reorganization is considered a restructuring under common control in which the Company is the successor and Galmed Holdings Inc. (which was owned by the same shareholders that owned the Company in the same holding percentage as of the date of the Reorganization) is the predecessor (the "Predecessor").

These condensed unaudited interim consolidated financial statements have been prepared as of September 30, 2014 and for the nine months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Predecessor for the year ended December 31, 2013 that are included in the Company's Registration Statement on Form F-1, initially filed with the Securities and Exchange Commission on February 6, 2014 and declared effective on March 12, 2014. The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

Note 2- Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the condensed unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Predecessor’s most recent annual financial statements, with the exception described below.

Recently Issued Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders’ equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company adopted ASU 2014-10 during the quarter ended June 30, 2014, and thereby no longer presents or discloses any information required by Topic 915.

Note 3 - Stockholders' Equity

A.	On February 3, 2014, the Company entered into a share purchase agreement with certain of its shareholders and new investors, pursuant to which the Company issued to such existing shareholders and new investors 560,224 ordinary shares, par value NIS 0.01 per share, at a price per share of $3.57, for a total consideration in the amount of approximately $2,000.

B.	On March 12, 2014, the Company completed an initial public offering (the "IPO") and listed its ordinary shares on the NASDAQ Capital Market under the ticker-symbol “GLMD”. In the IPO, the Company issued 2,837,400 ordinary shares, par value NIS 0.01 per share, to the market at a price of $13.50 per share, for a total consideration of approximately $39,856, which is net of offering costs in the amount of $4,204.

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GALMED PHARMACEUTICALS LTD.
Notes to Condensed Consolidated Financial Statements

U.S. Dollars in thousands, except share data and per share data

Note 3 - Stockholders' Equity (Cont.)

C.	During 2012, the Predecessor granted options (the "Old Options") to purchase 331 of its ordinary shares, par value $1.00 per share, to the chairman of its Board of Directors. In connection with the Reorganization, the Company granted the chairman of the Board of Directors options (the "New Options") to purchase 241,299 of its ordinary shares, par value NIS 0.01 per share, to replace the Old Options (on a 729:1 basis as a result of a reverse share split of the Company’s ordinary shares in connection with the Reorganization). The terms and conditions for the New Options were the same as for the Old Options, except the exercise price was reduced to $3.57 accordingly. On March 12, 2014, upon the IPO, the chairman exercised the New Options by way of a cashless exercise into 177,488 ordinary shares of the Company based upon the initial public offering price of $13.50 per share.

D.	In February 2014, the Company granted options to purchase 8,583 of its ordinary shares, par value NIS 0.01 per share, to a member of the Board of Directors. The options are fully vested and expire in September 2023. The exercise price is $3.57 per share and the fair value of such options at the grant date was $95.

E.	In February 2014, the Company granted options to purchase either 26,240 or 69,973 (based upon the occurrence of several performance-based conditions) of its ordinary shares, par value NIS 0.01 per share, to a consultant. The option vesting period depends on the occurrence of several performance-based conditions, as set forth in the agreement signed by the parties. The fair values of the 26,240 and 69,973 options were $314 and $838, respectively. As of September 30, 2014, the Company estimated that the performance-based conditions set forth in the agreement would not be met and accordingly did not record expenses due to the options.

F.	In March 2014, the Company granted options to purchase 17,166 of its ordinary shares, par value NIS 0.01 per share, to a member of the Board of Directors. The options vest over three years and expire in September 2023. The exercise price is $3.57 per share and the fair value of such options at the grant date was $190. As of September 30, 2014, none of such options were vested.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Registration Statement on Form F-1 (File No. 333-193792), initially filed on February 6, 2014 and declared effective on March 12, 2014, as amended, or the Registration Statement, and our interim financial statements and accompanying notes to such financial statements contained in reports furnished by the Company to the Securities and Exchange Commission, or the SEC, following the effective date of the Registration Statement and contained herein. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below under “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this report, as well as those set forth under the same heading and the heading “Risk Factors” in the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	U.S. Food and Drug Administration, or FDA, approval of, or other regulatory action with respect to, our product candidate, aramchol;

•	the commercial launch and future sales of aramchol or any other future products or product candidates;

•	our ability to achieve favorable pricing for aramchol;

•	our expectations regarding the commercial market of Non-Alcoholic Steato-Hepatitis, or NASH, in patients who also suffer from obesity and insulin resistance and our expectations regarding the commercial market of patients with cholesterol gallstones;

•	third-party payor reimbursement for aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	patient market size and market adoption of aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of aramchol;

•	the timing and cost of Phase IIb and Phase III trials for aramchol or whether such trials will be conducted at all;

•	completion and receiving favorable results of Phase IIb and Phase III trials for aramchol;

•	the development and approval of the use of aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Registration Statement in greater detail under the heading “Risk Factors” and elsewhere in the Registration Statement and this report. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are an emerging clinical-stage biopharmaceutical company primarily focused on the development and commercialization of novel therapeutics to treat liver diseases and cholesterol gallstones utilizing our proprietary family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Our product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, specifically NASH, which we believe constitutes a large unmet medical need. The FDA cleared our Investigational New Drug, or IND, application in July 2014, which permits us to conduct clinical trials of aramchol in the United States for the treatment of fatty liver disorders, and granted Fast Track Designation status to aramchol for the treatment of NASH in September 2014. Fast Track Designation is a designation by the FDA that facilitates the development, and expedites the review, of drugs which treat a serious or life-threatening condition and fill an unmet medical need.

We have successfully completed three clinical trials of aramchol. During the fourth quarter of 2014, we intend to begin a multi-center, double-blind, randomized Phase IIb placebo-controlled clinical trial of aramchol in 240 NASH patients who are overweight or obese, and who also suffer from Type II Diabetes or elevated fasting glucose levels. Our current regulatory path for the development of aramchol for NASH is in accordance with the study design recommended by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency, which has been deemed acceptable or satisfactory, respectively, by two European medical agencies, Germany’s Bundesinstitut für Arzneimittel und Medizinprodukte and France’s Agence Nationale de Sécurité du Médicament et des Produits de Santé, and was confirmed as acceptable by the FDA. These two European agencies have confirmed that if successful, this Phase IIb trial may serve as a basis for Phase III pivotal trials of aramchol. If the Phase III trials are completed successfully, we intend to seek regulatory approval of aramchol for the treatment of NASH in the United States and Europe. We currently expect results from the Phase IIb trial to be available in the second half of 2016. During this Phase IIb trial and once 120 patients complete six months of treatment, we intend to conduct an interim analysis of the efficacy of aramchol based on a reduction in liver fat as measured by Nuclear Magnetic Resonance Spectroscopy and the safety of aramchol based on the observation of clinical adverse events and blood safety tests. We currently expect results from such interim analysis to be available in the second half of 2015.

Also during the fourth quarter of 2014, we intend to initiate a single-center, double blind, randomized Phase IIa placebo-controlled proof-of-concept clinical trial of aramchol in 36 patients for the treatment of cholesterol gallstones. We expect results from this trial to be available during the first half of 2015.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate any significant revenue unless and until we commercialize aramchol. Obtaining approval of a New Drug Application from the FDA and a Marketing Authorization Application from the European Medicines Agency, or the EMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of our product.

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Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. At December 31, 2013, we had an accumulated deficit of $27.6 million and cash and cash equivalents of $137,000, and at September 30, 2014, we had an accumulated deficit of $34.8 million and cash and cash equivalents of $35.3 million. We have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates, shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering. Although we provide no assurance, we believe that such existing funds and the proceeds from our initial public offering will be sufficient to continue our business and operations as currently conducted through 2017. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Business Developments

During the third quarter of 2014, we had the following major developments:

•	On July 8, 2014, we announced the publication of the results of our Phase IIa clinical trial of aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal. The trial manuscript, entitled "The Fatty Acid–Bile Acid Conjugate Aramchol Reduces Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease," provides the full report of the Phase IIa trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012.

•	On July 22, 2014, we announced that the FDA cleared our IND application, permitting us to conduct clinical trials of aramchol in the United States for the treatment of fatty liver disorders.

•	On September 2, 2014, we announced the successful completion of two six-month chronic toxicology studies of aramchol with no observed significant adverse events. These studies were performed in compliance with the European Medicines Agency’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The studies were required in advance of the commencement of human clinical trials and marketing authorization for pharmaceuticals in Europe and support our planned Phase IIb clinical trial of aramchol in NASH patients suffering from obesity and insulin resistance. We are continuing these two toxicology studies into December 2014 to satisfy an initial requirement of the FDA to complete nine-month pre-clinical toxicology studies of aramchol prior to conducting clinical trials in the United States.

•	On September 23, 2014, we announced that the FDA granted Fast Track Designation status to aramchol for the treatment of NASH.

•	On September 29, 2014, we announced the purchase of 60 EndoPAT™ devices and accessories from, and the collaboration with, Itamar Medical Ltd. (TASE:ITMR) (“Itamar Medical”) to include an assessment of endothelial, or arterial, function in our planned Phase IIb clinical trial of aramchol in NASH patients suffering from obesity and insulin resistance. The purchase price for the EndoPAT™ devices and accessories, which we anticipate paying prior to year-end 2014, was approximately $750,000 and was contemplated in our initial public offering use of proceeds with respect to such Phase IIb trial set forth in the Registration Statement.

Since the end of the third quarter of 2014 (subsequent to the balance sheet date), we had the following development:

•	On October 7, 2014, we announced that the Company and Mr. Chanan Ray Morris mutually agreed to terminate our consulting agreement, dated March 4, 2014, pursuant to which Mr. Morris served as the Company’s Chief Financial Officer. The termination will be effective as of December 31, 2014 and Mr. Morris will continue to serve as our Chief Financial Officer through such date. Prior to year-end 2014, we currently anticipate appointing a permanent, full-time Chief Financial Officer to replace Mr. Morris, whose services would be effective as of January 1, 2015.

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Costs and Operating Expenses

Our current costs and operating expenses consist of three components: (i) research and development expenses; (ii) general and administrative expenses; and (iii) capital loss (primarily from the disposal of property and equipment).

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, including professional fees, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and duration of the preclinical and clinical studies that we conduct.

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of aramchol for NASH and other indications in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidate in preclinical studies for toxicology, safety and efficacy, and to conduct additional pre-clinical and clinical trials for our product candidate.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidate, as well as ongoing assessments of the candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

As of our initial public offering, we had ten employees, all of whom were located in Israel. Since that date, we hired six new employees, for a total of 16 employees, all but two of which are located in Israel. Of our 16 current employees, 11 provide services related to our research and development activity, while the remaining five employees serve in executive and administrative positions.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including general management, accounting, finance, legal, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs (including, the rental expense for our offices in Tel Aviv, Israel and our sub-leased office in New York, New York), professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

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We expect our general and administrative expenses, such as accounting and legal fees, to increase as we grow and operate as a public company, and we expect an increase in our salary and benefits expense as a result of the additional management and operational personnel that we hired since our initial public offering to address the anticipated growth of our company.

Financial Expenses, Net

Our financial expense consists of bank fees and loan interest. Our financial income consists of income from short term bank deposits.

Results of Operations

The table below provides our results of operations (which reflect the results of operations of Galmed Holdings Inc., our predecessor, prior to the Reorganization) for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2014.

	Nine months ended September 30,
	2014	2013
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	5,538	1,873
General and administrative expenses	1,550	333
Capital Loss	-	10
Operating loss	7,088	2,216
Financial expenses, net	36	4
Taxes on income	-	2
Net loss	7,124	2,222
Loss per share	$0.71	$0.44

Research and Development Expenses

Our research and development expenses amounted to $5.5 million during the nine months ended September 30, 2014, representing an increase of $3.6 million, or 196%, as compared to such expenses for the comparable prior year period. This increase primarily resulted from an increase in research and development subcontractor expenses in connection with aramchol’s clinical development program of $3.3 million and an increase of $284,000 in salaries and benefits paid to five new employees hired since the comparable prior year period, including Chief Medical Officer, Director of Clinical Operations, Director of Drug Development, Clinical Project Manager and Clinical Research Associate.

General and Administrative Expenses

Our general and administrative expenses amounted to $1.5 million during the nine months ended September 30, 2014, representing an increase of $1.2 million, or 365%, as compared to such expenses for the comparable prior year period. This increase primarily resulted from an increase in salaries and benefits of $660,000, consisting of non-cash-stock-based compensation to employees of $394,000 and salaries paid to four new employees hired since the comparable prior year period, including a director of operations, controller, legal advisor and bookkeeper. The increase in the general and administrative expenses is also as a result of an increase in professional services of $455,000, which includes primary legal, accounting and consulting services.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate operating revenues since our inception, for the nine months ended September 30, 2014 our operating loss was $7.1 million, representing an increase of $4.9 million, or 220%, as compared to our operating loss for the comparable prior year period. This increase primarily resulted from an increase in our research and development expenses, including an increase in our research and development subcontractor expenses and an increase in our salaries and expenses, as set forth above, and an increase in our general and administrative expenses, including an increase in salaries and our benefits expense and an increase in our professional fees, as set forth above.

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Financial Expense, Net

Our financial expense amounted to $36,000 during the nine months ended September 30, 2014, representing an increase of $32,000, or 800%, as compared to such expenses for the comparable prior year period. This increase resulted primarily from an increase in our exchange rate variance of $61,000, offset by interest income from deposits of $32,000.

Net Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate revenues from operations since our inception, for the nine months ended September 30, 2014 our net loss was $7.1 million, representing an increase of $4.9 million, or 221%, as compared to our net loss for the comparable prior year period.

Liquidity and Capital Resources

Overview

We have incurred substantial losses since our inception. As of September 30, 2014, we had an accumulated deficit of approximately $34.8 million and positive working capital (current assets less current liabilities) of $32.8 million. We expect that losses will continue for the foreseeable future.

As of September 30, 2014, we had cash and cash equivalents of $35.3 million as compared to $137,000 as of December 31, 2013. This increase of $35.2 million is primarily due to net proceeds from our initial public offering of approximately $39.9 million.

We had negative cash flow from operating activities of $6.6 million for the nine months ended September 30, 2014 as compared to a negative cash flow from operating activities of $1.6 million for the nine months ended September 30, 2013. The negative cash flow from operating activities for the nine months ended September 30, 2014 is mainly attributable to our net loss of $7.1 million, offset by a stock based compensation expense of $470,000

We had negative cash flow from investing activities of $20,000 for the nine months ended September 30, 2014 as compared to a positive cash flow from investing activities of $3,000 for the nine months ended September 30, 2013. The negative cash flow from investing activities for the nine months ended September 30, 2014 was due to the purchase of equipment, while the positive cash flow from investing activities for the nine months ended September 30, 2013 was due to the proceeds from the sale of equipment. During the nine months ended September 30, 2014, we purchased 60 EndoPAT™ devices and accessories from Itamar Medical to assess arterial function in our planned Phase IIb clinical trial of aramchol for approximately $750,000 and accounted for the same as non-cash activity during such period. This purchase of medical equipment was contemplated in our initial public offering use of proceeds with respect to such Phase IIb trial, as set forth in the Registration Statement, and we anticipate paying for the same prior to year-end 2014.

We had positive cash flow from financing activities of $41.9 million for the nine months ended September 30, 2014 as compared to a positive cash flow from financing activities of $1.1 million for the nine months ended September 30, 2013. The positive cash flow from financing activities for the nine months ended September 30, 2014 was primarily due to the issuance of our ordinary shares in our initial public offering for net proceeds of approximately $39.9 million and the issuance of our ordinary shares in the amount of $2.0 million in a private placement financing completed in February 2014, prior to the consummation of the initial public offering. The positive cash flow from financing activities for the nine months ended September 30, 2013 was due to the receipt of convertible loans in the amount of $1.1 million.

Although there can be no assurance, we believe that our existing cash resources and the net proceeds from our initial public offering will be sufficient to fund our projected cash requirements approximately through 2017. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of aramchol and clinical trials for other indications, obtain regulatory approval of aramchol and commercialize the drug. Our management, including our board of directors, may choose to raise such additional capital at its discretion.

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Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Quantitative and Qualitative Disclosures about Market Risk

As a “smaller reporting company”, we have elected not to provide qualitative or quantitative disclosures about market risk at this time.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

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OTHER INFORMATION

Use of Proceeds

On March 18, 2014, we completed our initial public offering of 3,263,010 ordinary shares at a public offering price of $13.50 per share, which included 425,610 ordinary shares issued upon the exercise in full of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, for aggregate gross proceeds of approximately $44.1 million. Maxim Group LLC acted as sole book-running manager of the offering, and MLV & Co. and Feltl and Company acted as co-managers of the offering. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to the Registration Statement, including the registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act (File No. 333-194526).

We received aggregate net proceeds from the offering of approximately $39.9 million, after deducting approximately $3.1 million of underwriting discounts and commissions and approximately $1.1 million of estimated offering expenses directly payable by us. None of the underwriting discounts and commissions or other offering expenses were incurred or paid to our directors or officers or their associates or to persons owning ten percent or more of our ordinary shares or to any of our affiliates.

As of September 30, 2014, the net proceeds from our initial public offering were held in cash and cash equivalents. We are currently investigating a variety of additional capital preservation investments, including short-term, investment grade, interest-bearing instruments, such as corporate debt securities, and certain short-term money market investments. We anticipate using approximately $750,000 of such net proceeds prior to year-end 2014 to pay for the EndoPAT™ medical equipment purchased from Itamar Medical during the nine months ended September 30, 2014, which has been accounted for as non-cash activity during such period. We have broad discretion in the use of the net proceeds from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 12, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 12, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer